Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-234767
April 29, 2020

PepsiCo, Inc.
0.750% Senior Notes due 2023
1.625% Senior Notes due 2030

Issuer:	PepsiCo, Inc.

Ratings (S&P / Moody’s):	A+ / A1 (Stable Outlook / Negative Watch)

Trade Date:	April 29, 2020

Settlement Date (T+2):	May 1, 2020

Title of Securities:	0.750% Senior Notes due 2023	1.625% Senior Notes due 2030

Aggregate Principal Amount Offered:	$1,000,000,000	$1,000,000,000

Maturity Date:	May 1, 2023	May 1, 2030

Interest Payment Dates:	Semi-annually on each May 1 and November 1, commencing on November 1, 2020	Semi-annually on each May 1 and November 1, commencing on November 1, 2020

Benchmark Treasury:	0.25% due April 15, 2023	1.50% due February 15, 2030

Benchmark Treasury Yield:	0.247%	0.622%

Spread to Treasury:	+57 basis points	+105 basis points

Re-offer Yield:	0.817%	1.672%

Coupon:	0.750%	1.625%

Price to Public:	99.802%	99.569%

Optional Redemption:	Make-whole call at Treasury rate plus 10 basis points	Prior to February 1, 2030, make-whole call at Treasury rate plus 20 basis points; par call at any time on or after February 1, 2030

Net Proceeds to PepsiCo (Before Expenses):	$995,520,000	$991,190,000

Use of Proceeds:	PepsiCo intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.

Day Count Fraction:	30/360	30/360

CUSIP / ISIN:	713448 EY0 / US713448EY04	713448 EZ7 / US713448EZ78

Minimum Denomination:	$2,000 and integral multiples of $1,000

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Co-Managers:	TD Securities (USA) LLC Academy Securities, Inc. Loop Capital Markets LLC

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by S&P and Moody’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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